Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of PolarityTE, Inc. on Form S-8 (Nos. 333-227721, 333-225264, 333-203501, 333-211959 and 333-200841) of our reports dated January 14, 2019, on our audits of the consolidated financial statements as of October 31, 2018 and 2017 and for each of the years then ended, and the effectiveness of PolarityTE, Inc.’s internal control over financial reporting as of October 31, 2018, which reports are included in this Annual Report on Form 10-K to be filed on or about January 14, 2019. Our report on the effectiveness of the Company’s internal control over financial reporting as of October 31, 2018 expresses an adverse opinion because of material weaknesses.

/s/ EisnerAmper LLP

EISNERAMPER LLP
Iselin, NJ
January 14, 2019